

07003878

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 23 2007 PROCESSING SECTION

SEC FILE NUMBER
8 - 52843

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lime Brokerage LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

377 Broadway, 10th Floor
(No. and Street)

New York	New York	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Richter — (212) 219-6080
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Michael Richter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lime Brokerage LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public 2/23/07

Christine A. Dalsass
Notary Public - State of New York
Comm.# 01DA6106338
Qualified in Kings County
My Commission Expires March 1, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIME BROKERAGE LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

LIME BROKERAGE LLC
(a limited liability company)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
Lime Brokerage LLC

We have audited the accompanying statement of financial condition of Lime Brokerage LLC (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lime Brokerage LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated, in all material respects, in relation to the statement of financial condition.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 23, 2007

LIME BROKERAGE LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS		
Cash and cash equivalents	$	5,786,169
Due from clearing brokers		9,444,326
Due from other brokers		1,030,798
Property and equipment (less accumulated depreciation of $899,906)		1,770,715
Investments, at fair value (cost $1,000,000)		1,750,000
Other assets		551,589
Total Assets	$	20,333,597
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Due to other brokers	$	187,197
Accrued expenses and other liabilities		1,277,303
Total Liabilities		1,464,500
Members' equity		18,869,097
Total Liabilities and Members' Equity	$	20,333,597

See Notes to Financial Statements

1. ORGANIZATION AND BUSINESS ACTIVITY:

Lime Brokerage LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), the National Association of Securities Dealers, Inc. (the "NASD"), the Commodity Futures Trading Commission (the "CFTC"), the National Futures Association (the "NFA") and the New York Stock Exchange (the "NYSE"). The Company conducted business on a fully disclosed basis with Goldman Sachs Execution & Clearing, L.P. ("GSEC") and Penson Financial Services, Inc. ("Penson") pursuant to clearing agreements. GSEC and Penson are collectively referred to as the "Clearing Brokers." The Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of or for customers. The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(ii).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company records commission, fee and rebate revenues on a trade-date basis. Clearing costs and other fees incurred in the execution of customer-directed trades are also recorded on a trade-date basis.

Depreciation of property and equipment is provided for based upon the provisions of the Internal Revenue Code (the "Code"). Such depreciation does not differ materially from that which would be recorded under generally accepted accounting principles. The estimated useful lives of the assets range from 5 to 15 years. Leasehold improvements are depreciated over the lesser of the useful life of the improvement or the remaining life of the lease.

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash and cash equivalents.

The Company values investments for which there is no ready market at fair value as determined by the Company's management. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investment existed.

No provision is made in the accompanying financial statements for liabilities for federal and state income taxes since such liabilities are the responsibility of the individual Members. The Company is subject to New York City unincorporated business taxes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Accounting for Stock-Based Compensation (Revised)." SFAS No. 123(R) supersedes APB No. 25 and its related implementation guidance. SFAS No. 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). No compensation costs are recognized for equity instruments for which employees do not render the requisite service. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. The Company has adopted SFAS No. 123(R) effective January 1, 2006. During the year ended December 31, 2006, the Company recognized compensation expense of $174,171 relating to such option grants.

3. DUE FROM/TO CLEARING BROKERS:

The Company conducts business with the Clearing Brokers on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by the Clearing Brokers pursuant to clearance agreements. At December 31, 2006, the Due from the Clearing Brokers includes the required deposits aggregating $700,000 with the Clearing Brokers pursuant to the clearance agreements.

At December 31, 2006, the amount Due from Clearing Brokers includes commissions earned by the Company, net of clearing and other charges payable to the Clearing Brokers.

Certain customer trades are executed on Electronic Communications Networks ("ECNs") or Exchanges, for which the Company receives rebates and incurs execution and other costs. At December 31, 2006, $1,030,798 of net rebates were due from ECNs and Exchanges.

4. PROPERTY AND EQUIPMENT:

Details of property and equipment at December 31, 2006 are as follows:

Leasehold improvements	$ 978,558
Furniture	41,928
Office equipment	193,658
Computer equipment	1,456,477
	2,670,621
Less accumulated depreciation and amortization	899,906
	$ 1,770,715

5. INVESTMENTS:

During the year ended December 31, 2006, the Company made an investment in a private entity at a cost of $1,000,000. Fair value at December 31, 2006 was $1,750,000.

6. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK:

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Brokers. Pursuant to an agreement between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Brokers and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Brokers to obtain additional collateral from the Company's customers. It is the policy of the Clearing Brokers to value the short positions daily and to obtain additional collateral where deemed appropriate.

For the year ended December 31, 2006, the Company earned approximately 43% of its net commissions in connection with transactions executed on behalf of customers which are affiliated through common ownership.

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on these amounts to date.

7. MEMBERS' EQUITY:

Members' equity consists of the following at December 31, 2006:

Common units, authorized 1,000,000 units, issued and outstanding 612,000 units	$ 2,346,040
Additional paid in capital	174,171
Accumulated earnings	16,348,886
	$18,869,097

8. OPTION PLAN:

On August 7, 2000, the Company established an option plan (the "Plan") for certain employees, members or service providers of the Company and its affiliates.

The Plan provides for the issuance of options to purchase a maximum of 400,000 common units. The granting of options is at the sole discretion of the Board of Directors. Option grants will have an exercise price not less than the fair market value at the date of grant. Generally, options vest 25% per year on a quarterly basis and are not exercisable until the seventh anniversary date of the grant or upon certain changes in ownership control of the Company, as defined, whichever is earliest to occur, and expire on the tenth anniversary.

A summary of the status of the Company's options as of December 31, 2006, and changes during the year then ended, is presented below:

	Number of Units	Weighted-average Exercise Price
Outstanding at beginning of year	121,633	$ 9.88
Granted	21,060	121.13
Canceled	(625)	24.67
Outstanding at end of year	142,068	$ 26.31

During the year ended December 31, 2006, certain holders of options forfeited 625 of unvested options. No payments were made in exchange for the forfeited options.

8. OPTION PLAN (CONTINUED):

At December 31, 2006 the following are options outstanding:

Options Outstanding	Exercise Price	Percent Vested at December 31, 2006
88,000	$ 0.04	100.00%
6,000	0.36	100.00%
11,375	24.67	90.95%
15,633	57.57	68.75%
5,000	74.97	18.75%
16,060	135.50	4.15%

None of the options were exercisable as of December 31, 2006.

The Company uses the Black-Scholes option-pricing model to determine the fair value of option grants made in 2006 and previous to 2006. The following assumptions were applied in determining compensation costs:

Risk-free interest rate	4.31 – 5.13%
Expected option term	7 years
Expected price volatility	25%
Dividend yield	0%

The grant date weighted average fair value of the 21,060 options that were granted during 2006 was $46.96.

9. NET CAPITAL REQUIREMENT:

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2006, the Company's net capital was $13,764,184, which was $13,664,184 in excess of its minimum requirement of $100,000. The ratio of aggregate indebtedness to net capital was 0.11 to 1.

10. COMMITMENTS:

On August 1, 2001, the Company entered into a noncancelable operating lease for office space with a company affiliated through common ownership. The lease, as amended, expires on December 31, 2007. Rent paid to this affiliate amounted to approximately $200,000 for the year ended December 31, 2006.

10. COMMITMENTS (CONTINUED):

On June 30, 2005, the Company entered into a noncancelable operating lease for a data center facility. The term of the lease is for 12 years, ending on September 16, 2017. Rent paid for the year ended December 31, 2006 amounted to approximately $71,000.

On September 1, 2006, the Company entered into a noncancelable operating lease for an international business development office. The term of this lease is for one year ending on August 31, 2007. Rent paid for the year ended December 31, 2006 amounted to approximately $30,000.

On October 1, 2006, the Company entered into a noncancelable operating lease for a technology development center. The term of this lease is for five years ending on September 30, 2011. Rent paid for the year ended December 31, 2006 amounted to approximately $191,000.

As of December 31, 2006, future minimum lease payments due under the leases are approximately as follows:

Year ending December 31,	
2007	$660,000
2008	454,000
2009	470,000
2010	487,000
2011	396,000
Thereafter	452,000
	$2,919,000

The Company subleases to affiliates space in its technology center and data center. For the year ended December 31, 2006 income from these subleases amounted to approximately $254,000, which is included in other income on the Statement of Operations.

11. RELATED PARTY TRANSACTIONS:

As of December 31, 2006, the Company had outstanding loans to employees and related accrued interest receivable of $246,134, which is included in other assets on the Statement of Financial Condition.

During the year ending December 31, 2006, the company entered into expense sharing transactions with related parties. As of December 31, 2006, the company was due $35,554 from a related party and owed $28,627 to a related party, these amounts are included in other assets and accrued expenses, respectively, on the statement of financial condition.

12. SUBSEQUENT EVENTS:

In January 2007, the Company invested $1,630,000 in a private software company.

On February 5, 2007, the Company distributed $3,060,000 to its Members.

LIME BROKERAGE LLC
(a limited liability company)

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2006

Credits - Members' equity	$18,869,097
Debits:	
Nonallowable assets:	
Due from other brokers	1,030,798
Property and equipment	1,770,715
Investment, at fair value	1,750,000
Other assets	551,589
Total debits	5,103,102
Net capital before haircuts	13,765,995
Less haircut on foreign currency balances	1,811
Net capital	13,764,184
Minimum net capital requirement (Under SEC Rule 15c-1) - the greater of $100,000 or 6.67% of aggregate indebtedness	100,000
Minimum net capital required (Under CFTC Regulation 1.17) - the greater of $45,000 or SEC Rule 15c3-1 minimum requirement	45,000
Excess net capital	$13,664,184
Aggregate indebtedness	$ 1,464,500
Ratio of aggregate indebtedness to net capital	.11 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2006.


END